Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: October 10, 2025

The following communication was posted by CoreWeave, Inc. on its LinkedIn account on October 10, 2025 in relation to an interview with Michael Intrator, Chief Executive Officer of CoreWeave, on October 8, 2025 in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc. and other acquisition activities.

The following communication was posted by CoreWeave, Inc. on its X account on October 10, 2025 in relation to an interview with Michael Intrator, Chief Executive Officer of CoreWeave, on October 8, 2025 in connection with CoreWeave's proposed acquisition of Core Scientific, Inc. and other acquisition activities.

The following is a transcript of an interview with Michael Intrator, Chief Executive Officer of CoreWeave, Inc., on October 8, 2025 in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc. and other acquisition activities.

Michael Intrator Interview on “Mad Money”

CNBC TV

08 October 2025

https://mms.tveyes.com/MediaCenterPlayer.aspx?u=aHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZG93bmxvYWRnYXRld2F5LmFzcHg
%2FVXNlcklEPTE0NzA0MjQmTURJRD0yNDQ5MjY0MyZNRFNlZWQ9NjA3NSZUeXBlPU1lZGlh

Jim Cramer: Over the past few weeks, we've heard about a bunch of new AI infrastructure deals, and that's taking up practically every stock in the group, including CoreWeave, which builds data centers and then basically rents out their computing power. You know, we've liked this from the day they did their IPO. CoreWeave has scored a $6.5 billion expansion of its business with OpenAI. The second one in the past few months, their total contract value with OpenAI now weighs in at 22.4 billion. And on top of that, they just announced more than $14 billion worth of contract with Meta platforms. Currently, Wall Street's been underestimating the demand for computing power and for the work of CoreWeave. Just today, CoreWeave announced some new tools to help programmers develop AI agents, and the stock jumped almost 9% in response. It's now up over 65% from its lows last month, and it's up 250% from where it came public in March. So can you keep running? Let's check in with Michael Intrator--he's the co-founder, chairman and CEO of CoreWeave--to get a better sense of the story. Mr. Intrator, welcome back to Mad Money.

Michael Intrator, CEO, CoreWeave: Thank you Jim. It's great to be back.

Jim Cramer: Okay. So Michael, tell us, what exactly are you providing that people keep selecting your company? Because there's now a host of companies that claim they do the same thing you do.

Michael Intrator, CEO, CoreWeave: Yeah, I guess we can take the approach that imitation is the highest form of flattery, right? Look, we have built the premier solution for delivering AI infrastructure to large consumers who need access to the infrastructure at scale. That's what CoreWeave has done. And we've done it, everything from building the data centers through building the infrastructure inside of the data centers, through the supercomputers, through the networking, all the way up through the software, and provide, you know, what is the best solution in market for consumers of compute.

Jim Cramer: Okay. So when I think that the companies I'm seeing being bought by many of our viewers, but certainly people in the public. They're buying Nebius and IREN and TerraWulf. How do you distinguish yourself from what they're doing?

Michael Intrator, CEO, CoreWeave: Yeah. Look, you know, there's a lot of people that are stepping into the space, that are trying to build an infrastructure solution. But at the end of the day, we have spent years building out our software solution that provides best in class delivery of this infrastructure. It's why clients keep coming back to us again and again. It's, you know, we regularly will have clients that have consumed infrastructure on other platforms turn back to us and say, "you know, we tried it on other platforms. We're coming back to you because this is the best solution in the market." It has to do with the software solutions; the integration of the software into the hardware. You know, I mean, the traction that we get with clients once they get to the proof-of-concept stage is overwhelming. There's over a 90% win rate. Once they actually begin to use the infrastructure on our platform. And that's just astounding, right? And that really is a reflection of how much better this infrastructure works when it's consumed through the CoreWeave solution.

Jim Cramer: That 90% win rate.

Michael Intrator, CEO, CoreWeave: It's 90%. It's astounding.

Jim Cramer: You're pretty darn proprietary. I like that. We had Jensen Huang yesterday for CNBC Investing Club. It was a great one on one. And one of the things that he talked about was he dismissed this notion of the circular deal. And instead he talked about the notion of being a really great investor, and he mentioned the investment in CoreWeave. Now, how did that come about? Because it clearly was at the time, risky. You and I talked about it. I wasn't worried about it because I knew that it was a real investment. It was not to be able to give you money and then you give him money.

Michael Intrator, CEO, CoreWeave: Yeah. Look, there's a narrative out there right now that has to deal with circular investment. And I think it's just fundamentally flawed, right? The reality of the situation is really large, really important technology companies across the space are buying infrastructure to deliver it to their clients. Meta, Microsoft, Amazon, Google. I mean, the largest tech companies in the world are purchasing this infrastructure because they have demand. There's nothing circular about that. It's a fundamental infrastructure build out that's taking place, and when you have such a massive scale investment in infrastructure, it is not unusual to see partnerships as people try to serve infrastructure to the consumers. It happens in other markets. It's happening in this market. I don't think it's circular at all. I, you know, we've been tagged with circular investments since Nvidia made its first investment of $100 million years ago. $100 million. We've raised $25 billion. They didn't invest $100 million for circular acceleration of their business. They invested $100 million because they looked at the solution we provide and said "that's a solution that we want to own, that we want to buy into, that we want to own a piece of. And that's what it is. I think the, you know, this narrative around the circular investment, you know, it's of the day, but it will pass because the fundamental drivers in the market are enormous.

Jim Cramer: Okay. So yesterday Jensen also said something that you told me, I almost said you taught me, but I'll go with taught me. You know what. Which was that what you're left with after, say, the five years, whatever, is actually quite valuable because the actual platforms have tremendous ability for other customers, and they're going to be owned by you and anyone who thinks that once you amortize it after five years, they're therefore going to be in big trouble because they own something are just dead wrong? Can you put it in your words? Because I think you really explain it well.

Michael Intrator, CEO, CoreWeave: Yeah. So look, you know, when we go into a deal, we buy... You know, we get a client comes to us and says, "I want to buy $2 worth of compute." We go out and we buy a dollar's worth of infrastructure, and we deliver that to the client. Right? At the end of the day, we are going to be left with the profits that we make during the contract term. We are going to pay back the debt. We are going to support the interest, cover the OpEx, and at the end of that, we're left with what I refer to as the equity slug. Right. It's the last piece of infrastructure that you then get to run in a fully depreciated manner for as long as it is able to generate revenue, and historically, we have seen this infrastructure last a lot longer than people expect. We have seen our clients come in and purchase this infrastructure looking to buy for six years, even with options into the seventh year. And at the end of the day, I always look towards the people that are putting up the money, that are buying the compute to guide me in my understanding of what the expected value of the infrastructure will be over time. If they're willing to pay me for 6 or 7 years, that's how long it's going to last at least. That's the minimum.

Jim Cramer: Yeah, well, it sounds to me that the equity portion is certainly worth holding for. Now, one other thing is that you've got a deal. It's going to be like three more weeks. You're buying a company called Core Scientific. I know there's some people that are not happy with the price, but at the same time, I believe the stock is up substantially from when you made the bid.

Michael Intrator, CEO, CoreWeave: Yeah. We've been doing a lot of things. We've been buying companies. We have been building software organically, and so yesterday we announced the acquisition of Monolith. That's an incredible company. All of our industrial clients are trying to figure out how to bring AI to bear on their engineering processes, on physics, on the build out of their fundamental value proposition to the market, and by buying a company like Monolith and integrating that into our service, you get to make huge progress towards actually bringing AI to a portion of the market that hasn't yet fully incorporated it. Another acquisition was OpenPipe's, we just released.

Jim Cramer: How about the Core Scientific? Of course, maybe you're not allowed to talk about it, but to me, I'm trying to understand why someone wouldn't be happy with being up.

Michael Intrator, CEO, CoreWeave: So, we're up 60% from when we made the bid, or they're up 60% from when they made the bid. We are extremely confident that this deal is going to go through. We're extremely excited that it goes through, and if it doesn't, they're going to be great partners for us no matter what, because they run some of the data centers that our infrastructure is in. We are going through the process that you have to go through. Some shareholders are excited about the deal. Some shareholders aren't as excited about the deal. In the end, we believe, our board believes, the management company of Core Scientific believes, the board of directors of Core Scientific believes that there is real value here for joining the two companies together. And we believe we will be successful.

Jim Cramer: Well, there it is. Let's leave it at that. And congratulations on all these big deals. I've been to not one of your facilities, but a facility where you do work inside. And I know it is quite proprietary. People who think that it's just plug and play really don't understand. And I was taught that not by you, but by Jensen Huang. So anyway, I want to thank Michael Intrator, co-founder, chairman and CEO of CoreWeave. Always good to have you on, Michael. Thank you so much.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific have filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”). On August 20, 2025, CoreWeave filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-289742) to register shares of CoreWeave common stock and warrants (and shares of common stock underlying those warrants) to be issued in connection with the proposed transaction. The Form S-4 was declared effective by the SEC on September 26, 2025 and CoreWeave filed the related prospectus with the SEC on September 26, 2025 (the “Prospectus”). Also on September 26, 2025, Core Scientific filed the definitive proxy statement with respect to the proposed transaction (the "Proxy Statement"). The Prospectus and the Proxy Statement were first mailed to stockholders of Core Scientific on or about September 26, 2025. This communication is not a substitute for the Form S-4, the Proxy Statement, the Prospectus or any other document that CoreWeave or Core Scientific (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement and the Prospectus, as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave are and will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific are and will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement (File No. 001-40046) in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger,” including the documents incorporated by reference therein, which is available at sec.gov/Archives/edgar/data/1839341/000114036125036346/ny20053622x1_defm14a.htm. Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the Proxy Statement, the Prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining Core Scientific stockholder approval for the proposed transaction; uncertainty in the value of the consideration that Core Scientific stockholders would receive in the proposed transaction, if completed, due to fluctuations in the market price of CoreWeave common stock; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Part II, Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025, Part I, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks described in the section titled “Risk Factors” in the Proxy Statement and the Prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement and the Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement and the Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.